UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

China Index Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No. 16954W101	SCHEDULE 13G	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13G	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13G	Page 12 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,122,769
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,122,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13G	Page 13 of 19

ITEM 1.	(a)	NAME OF ISSUER:

China Index Holdings Limited

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Tower A, No. 20 Guogongzhuang Middle Street Fengtai District Beijing 100070, People’s Republic of China

ITEM 2.	(a)	NAME OF PERSONS FILING:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”).

(i)	General Atlantic Singapore Fund Pte. Ltd. (“GASF”);

(ii)	General Atlantic Singapore Interholdco Ltd. (formerly known as General Atlantic Singapore Fund Interholdco Ltd.)(“GAS Interholdco”);

(iii)	General Atlantic Partners (Bermuda) III, L.P. (“GAP Bermuda III”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”);

(v)	General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”);

(vi)	GAP (Bermuda) Limited (“GAP (Bermuda) Limited”);

(vii)	General Atlantic LLC (“GA LLC”);

(viii)	GAP Coinvestments III, LLC (“GAPCO III”);

(ix)	GAP Coinvestments IV, LLC (“GAPCO IV”);

(x)	GAP Coinvestments V, LLC (“GAPCO V”); and

(xi)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”).

GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

The principal address of each of the Reporting Persons (other than GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GASF is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960.

(c)	CITIZENSHIP:

(i)	GASF – Singapore

(ii)	GAS Interholdco – Bermuda

(iii)	GAP Bermuda III – Bermuda

(iv)	GAP Bermuda IV – Bermuda

(v)	GenPar Bermuda – Bermuda

(vi)	GAP (Bermuda) Limited – Bermuda

(vii)	GA LLC – Delaware

(viii)	GAPCO III – Delaware

(ix)	GAPCO IV – Delaware

(x)	GAPCO V – Delaware

(xi)	GAPCO CDA – Delaware

CUSIP No. 16954W101	SCHEDULE 13G	Page 14 of 19

(d)	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value US$0.001 per share.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A ordinary share, are listed on NASDAQ under the symbol “CIH.” The Reporting Persons directly own only ADSs and do not directly own any Class A ordinary shares.

(e)	CUSIP NUMBER

16954W101* *This CUSIP applies to the ADSs, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

As of December 31, 2019, the Reporting Persons owned the following number of Class A ordinary shares:

(i)	GASF owned of record 10,122,769 ADSs representing 10,122,769 underlying Class A ordinary shares, or approximately 14% of the issued and outstanding Class A ordinary shares.

(ii)	GAS Interholdco owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(iii)	GAP Bermuda III owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(iv)	GAP Bermuda IV owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(v)	GenPar Bermuda owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(vi)	GAP (Bermuda) Limited owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(vii)	GA LLC owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(viii)	GAPCO III owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(ix)	GAPCO IV owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(x)	GAPCO V owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

(xi)	GAPCO CDA owned of record no ADSs representing no Class A ordinary shares, or 0.0% of the issued and outstanding Class A ordinary shares.

CUSIP No. 16954W101	SCHEDULE 13G	Page 15 of 19

The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are eight members of the management committee of GA LLC (the “GA Management Committee”), as of the date hereof. The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. Each of the members of the GA Management Committee disclaims ownership of the ADSs and the underlying Class A ordinary shares except to the extent he or she has a pecuniary interest therein. The name, the business address and the citizenship of each of the members of the GA Management Committee and the directors of GASF and GAS Interholdco, in each case as of the date hereof, is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 10,122,769 ADSs representing 10,122,769 underlying Class A ordinary shares.

Percentage Owned:

All calculations of percentage ownership herein are based on an aggregate of 72,475,630 Class A ordinary shares of the Issuer reported to be outstanding as of September 30, 2019 in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2019.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)
Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the ADSs and underlying Class A ordinary shares as indicated on such Reporting Person’s cover page included herein.

(ii)
Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 10,122,769 ADSs, representing 10,122,769 underlying Class A ordinary shares that may be deemed to be owned beneficially by each of them.

CUSIP No. 16954W101	SCHEDULE 13G	Page 16 of 19

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16954W101	SCHEDULE 13G	Page 17 of 19

Exhibit Index

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 16954W101	SCHEDULE 13G	Page 18 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13G	Page 19 of 19

GAP COINVESTMENTS III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia
Evelyn Hoh	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

February 13, 2020

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
Name:	Ong Yu Huat
Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director